UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated April 20, 2016 titled “ABB: progress in challenging markets”.

2.              Q1 2016 Financial Information.

3.              Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Items 1 and 2 above is deemed filed for all purposes under the Securities Exchange Act of 1934.

2

ABB: progress in challenging markets

Zurich, Switzerland, April 20, 2016: First-quarter highlights

•             Profitability and cash flow up through execution of Next Level strategy

•             Base orders steady1 2, total orders -7% reflect challenging Q1 2015 comparison

•             Revenues -2% on lower short-cycle volumes and timing of order backlog

•             Operational EBITA margin2 up 0.9 percentage points to 12.0%

•             Power Grids in target margin corridor; strategic portfolio review of Power Grids on track

•             Operational earnings per share2 +3%3

•             Cash flow from operating activities up approximately $200 million

•             Financials impacted by currency translation due to appreciation of US dollar

“In the first quarter, we improved our margin and increased cash flow,” said CEO Ulrich Spiesshofer. “Our steady base order performance and book-to-bill ratio of 1.17x demonstrate that our focus on organic growth and the new market-oriented organization are yielding results in these challenging markets.”

“Our strategic initiatives are driving enhanced productivity and capital management,” he said. “We continue relentless execution and capacity adjustments, for example in Discrete Automation and Motion, where we have improved margins sequentially. Furthermore, the newly formed Power Grids and Electrification Products divisions started within the target margin corridor.”

“The strategic portfolio review of our Power Grids division is on track and we will report on it during our Capital Markets Day on October 4, 2016.”

“With our solid financial position and a leaner, more market-oriented organization, ABB is well positioned to weather continuing market headwinds and to drive profitable growth for the long term,” he added.

Key Figures

			Change
($ in millions, unless otherwise indicated)	Q1 2016	Q1 2015	US$	Comparable[2]
Orders	9,253	10,404	-11%	-7%
Revenues	7,903	8,555	-8%	-2%
Operational EBITA[4]	943	949	-1%	+2%
% of operational revenues[2]	12.0%	11.1%	+0.9pts
Net income	500	564	-11%
Basic EPS ($)	0.23	0.25	-9%[3]
Operational EPS[2] ($)	0.28	0.28	+1%[3]	+3%[3]
Cash flow from operating activities	252	53	+199

Short-term outlook

Macroeconomic and geopolitical developments are signaling a mixed picture with continued uncertainty. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results.

1  Growth rates for orders, revenues and order backlog are on a comparable basis (local currency adjusted for acquisitions and divestitures), previously referred to as ‘like-for-like’. US$ growth rates are presented in Key Figures table

2  For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q1 2016 Financial Information

3  EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates and not adjusted for changes in the business portfolio)

4  For a reconciliation of Operational EBITA to income from continuing operations before taxes see Note 12 to the Interim Consolidated Financial Information (unaudited)

Q1 2016 Group Results

Market overview

Demand in ABB’s three major customer sectors reflects ongoing macroeconomic uncertainties and challenges. Utilities remained cautious but continued to make selective investments to foster grid integration of renewable energy and to enhance energy security. Continued focus on the integration of renewables, enhanced power exchange and security of supply are driving the need for HVDC interconnections, an area where ABB is a technology pioneer with an unparalleled track record. Demand from industrial customers was subdued, mainly driven by the process industries. Low oil prices resulted in continued restraint of spending by oil and gas customers in the quarter. However, the need to increase productivity by minimizing downtime and optimizing the efficiency of industrial facilities continued to be an important demand driver. The transport & infrastructure market was mixed, with continuing demand for solutions to increase energy efficiency to improve operational reliability and support infrastructure projects. Demand for datacenter energy solutions remains strong.

Regional overview

Demand in Europe was driven by the construction markets as well as by the integration of renewable energy. Industrial demand was stable and demand for specialty vessels was strong. Demand in the Americas was subdued due to a lower level of industrial activity, mainly related to oil and gas and mining and minerals. Construction and utility demand was mixed in the region. The US was slower as industrial demand year over year, especially related to large projects, was down, although short cycle demand showed some improvement on a sequential basis. Asia, Middle East and Africa (AMEA) saw some signs of positive demand as China invested in large grid interconnections for renewables and India continued to grow.

Orders

Total orders were 7 percent lower (11 percent in US dollars) compared with the first quarter of 2015, reflecting the significant large orders booked in the same period in 2015. The stronger US dollar versus the prior year period resulted in a negative translation impact on reported orders of 4 percent.

For utility customers, for example, ABB won $300 million of orders in China to supply advanced converter transformers for two long-distance ultra-high-voltage direct current (UHVDC) transmission links setting a new world record by enabling 10GW of power to be transmitted at 800kV. ABB also won a $250 million order to deliver a 220-kilovolt (kV) high-voltage submarine cable system to Danish company DONG Energy as well as a $140 million order from Energinet.dk in Denmark and 50Hertz Transmission in Germany for a high-voltage direct current (HVDC) converter station.

For industry customers, for example, ABB won an order for 250 robots to build Mercedes’s new GLC line of sports utility vehicles at Valmet Automotive in Finland. The company also won a five-year contract to deliver marine integrated solutions and services to Shell’s Prelude, the world’s first floating liquefied natural gas (FLNG) facility.

For transport & infrastructure customers, for example, ABB won system orders for specialty vessels specifically in cruise ships as well as in electric and hybrid ferries. The company also won a SCADA order to help manage the power network at Dubai International Airport. ABB will upgrade the control system at the airport by providing advanced automation of the power distribution network.

Base orders (below $15 million) were flat (down 5 percent in US dollars) compared with the first quarter of 2015. At the division level, third-party base order growth in Power Grids offset declines in Electrification Products, Discrete Automation and Motion and Process Automation. Large orders ($15 million and above) were 30 percent lower (32 percent in US dollars) compared with the same quarter of 2015. Large orders were lower in all divisions, reflecting the high level recorded in the same quarter last year. Large orders represented 17 percent of total orders compared with 23 percent a year earlier.

Total orders declined 7 percent (10 percent in US dollars) in Europe, reflecting the higher level of large orders that were booked in the region in the same period a year ago. Base orders were up 6 percent (1 percent in US dollars) in the region as a result of positive demand from Germany, Sweden, Denmark and Turkey. Total orders in the Americas declined 13 percent (18 percent in US dollars) due to soft short cycle demand, which was also reflected in the base order decline of 10 percent (14 percent in US dollars). Total orders in AMEA were down 2 percent (7 percent in US dollars) reflecting the lower level of large orders for the quarter, while base orders grew 3 percent (down 2 percent in US dollars). Total orders in China developed positively in the quarter, while base orders were slightly down.

Service orders increased 5 percent (down 1 percent in US dollars) compared with the first quarter last year and represented 17 percent of total orders compared with 15 percent a year ago.

The book-to-bill2 ratio in the first quarter was 1.17x compared with 1.22x in the same quarter a year earlier. The order backlog at the end of March 2016 amounted to $26 billion, an increase of 4 percent (2 percent in US dollars) compared with the end of the first quarter in 2015.

Revenues

Revenues in the first quarter declined 2 percent (8 percent in US dollars). Revenues were flat in Electrification Products while lower in the other divisions. This decline was primarily due to execution timing of the order backlog and the lower short-cycle volumes due to weak demand in process industries as well as in many parts of the distribution channels.

The stronger US dollar versus the prior year period resulted in a negative currency translation impact on revenues of 5 percent; exiting certain businesses had a negative impact on revenues of around 1 percent.

Total service revenues increased 4 percent (down 1 percent in US dollars) and were 18 percent of total revenues compared with 17 percent a year ago.

Operational EBITA

Operational EBITA improved 2 percent on a comparable basis (down 1 percent in US dollars). The operational EBITA margin increased 0.9 percentage points to 12.0 percent, reflecting the turnaround in Power Grids, ongoing Group-wide productivity and cost savings measures, as well as the positive impact from a cumulative elimination of certain intercompany insurance reserves.

Operational EPS and net income

Operational EPS was $0.28, an increase of 3 percent in constant currency (1 percent in US dollars) compared with the same period a year earlier. Net income decreased to $500 million from $564 million and basic earnings per share was $0.23 compared with $0.25 for the same quarter of 2015. The reductions were mainly due to restructuring and related expenses as well as changes in foreign exchange and commodity timing differences.

Cash flow

Cash flow from operating activities improved by approximately $200 million to $252 million, primarily driven by stronger working capital management and lower income tax payments.

Shareholder returns

ABB announced a $4 billion share buyback program in September 2014 in line with the Next Level strategy to accelerate sustainable value creation. During the first quarter of 2016, ABB purchased 27.7 million shares under the program with a buyback value of approximately $500 million. Since the program was announced, the company has purchased a total of approximately 134 million shares with a buyback value of approximately $2.7 billion.

Stage 2 of Next Level strategy

ABB continues to execute its Next Level strategy along the three focus areas of profitable growth, relentless execution and business-led collaboration. Stage 2 of the Next Level Strategy was announced in September 2015 and comprises a significant set of actions to accelerate the transformation. The first quarter of 2016 continues to show positive results.

Profitable growth

In line with shifting its center of gravity, ABB realigned its organizational structure and is driving towards higher growth, strengthened competitiveness and lower risk. ABB continued to drive profitable growth by focusing on the framework of penetration, innovation and expansion (PIE). The strategic portfolio review of the Power Grids division is well on track and we will report on it during ABB’s Capital Markets Day on October 4, 2016.

In the first quarter, with regard to profitable growth, ABB continued to strengthen its competiveness by focusing on digitalized offerings “for the grid” and “for the site”. In this context, ABB has been selected to participate in the “Future Intelligent Transmission Network Substation” project of SP Energy Networks, a UK network operator.

As part of the UKs first digital substation, ABB will upgrade an existing substation in Scotland with Intelligent Electronic Devices, allowing for interconnectivity between the power equipment using fiber optics instead of traditional copper cables. The digital communications technology with integrated information technology will improve system visibility, diagnostics and operations, resulting in increased reliability and safety.

At the Hannover Messe on April 25, ABB will be unveiling its smart sensing solution, which enables remote condition monitoring for low voltage motors through its concept of the Internet of Things, Services and People (IoTSP). The smart sensor accurately measures parameters like temperature or vibrations and sends the data via smartphone to a cloud-based secure server. Software from ABB analyzes the data and recommends predictive maintenance measures. The smart sensor will reduce unplanned downtime by up to 70 percent, extend motor lifetime by up to 30 percent and improve the energy efficiency by up to 10 percent - a measurable added value recovering its costs within one year.

ABB continued to drive expansion into new high-growth markets and launched its Dynamic AC concept - a new electrical power system for cruise ships that helps reduce annual fuel consumption by up to 6 percent.

ABB’s strong focus on organic growth and the new market-oriented organization are continuing to yield positive results. ABB’s systematic approach for driving organic growth through penetration is seen in Europe’s underlying order development (i.e. excluding Nordlink). This stringent process entails detailed heat maps to identify opportunities followed by distinct action plans, which are then executed by the market oriented organization. Better account and channel management, combined with clear incentives are showing results.

Relentless execution

In Stage 2 of the Next Level strategy, ABB aims to close the gap in its operating performance compared with its best-in-class peers, in addition to the ongoing program to reduce costs equivalent to 3-5 percent of cost of sales each year.

ABB’s white-collar productivity (WCP) program focuses on three structural pillars: lean business functions, global shared services and market-oriented complexity reduction. Leaner business functions are evidenced in marketing and sales as implementation of salesforce.com and planned consolidation of the related back office is leading to productivity gains. ABB is also strengthening its capabilities and doubling capacity at its global engineering center in Chennai, India, to enable load and scope expansion. The ramp up of the two global shared service centers is well on track. Bangalore, India, and Krakow, Poland, were identified as global shared service center locations and key management positions were filled in the quarter. Transfer of activities has started from Singapore, Australia and the Gulf region to the Bangalore global shared service center.

Furthermore, ABB successfully implemented the new divisional realignment and simplified the divisional management structure at regional and country level to reduce market-oriented complexity. The work streams are on track to deliver approximately $400 million of gross cost savings in 2016 and the company aims to achieve a $1 billion run rate by the end of 2017 in gross cost savings.

“As shown in Q1, our focused 1,000 day execution programs are working,” said CFO Eric Elzvik. “We continue to deliver on cost reduction from the white collar productivity program and improving on working capital, at the same time as transforming ABB to become leaner, faster and more agile with enhanced customer service.”

Through the 1,000 day working capital program, ABB is driving value chain excellence from product design through manufacturing and logistics as well as reducing unbilled receivables in large projects. For example, reducing inventories while improving customer service requires ABB’s processes to become faster, more agile and more rigorous. The program is on track to free up at least $2 billion in cash by the end of 2017.

Business-led collaboration

ABB continued to drive its transformation, which delivers an improved customer focus and an increased agility to support the achievement of its 2015-2020 targets. The streamlined organization with the realigned divisional structure started operations in January 2016. In order to drive sales productivity and collaboration across the Group, Salesforce.com was rolled out further as a common sales platform and is now operational in 86 countries.

In addition, ABB has appointed Pasquale Abruzzese as Head of Quality and Operational Excellence for the ABB Group, effective June 2016. He is currently the Chief Operations Officer at Philips International. Before joining Philips, Pasquale spent 13 years at Honeywell, where he was instrumental in the development and global implementation of the Operating System, a world class standardized approach, which has been recognized as a key factor in the organization’s performance turnaround.

Outlook

Macroeconomic and geopolitical developments are signaling a mixed picture. Some macroeconomic signs in the US remain positive and growth in China is expected to continue, although at a slower pace than in 2015. The market remains impacted by modest growth in Europe and geopolitical tensions in various parts of the world.

The long-term demand outlook in ABB’s three major customer sectors—utilities, industry and transport & infrastructure—remains positive. Key drivers are the big shift in the electricity value chain, industrial productivity improvements through the Internet of Things, Services and People (IoTSP), as well as rapid urbanization and the need for energy efficiency in transport & infrastructure.

ABB is well positioned to tap these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

Q1 Divisional Performance

($ in millions,		Change			Change		Operational
unless otherwise indicated)	Orders	US$	Comparable	Revenues	US$	Comparable	EBITA %	Change
Electrification Products	2,327	-9%	-4%	2,125	-5%	0%	15.0%	-0.2pts
Discrete Automation & Motion	2,317	-10%	-6%	2,079	-8%	-5%	13.2%	-1.0pts
Process Automation	1,784	-21%	-17%	1,621	-8%	-3%	12.0%	-0.3pts
Power Grids	3,307	-12%	-8%	2,518	-9%	-2%	8.0%	+2.1pts
Corporate & other (incl. inter-division elimination)	-482			-440
ABB Group	9,253	-11%	-7%	7,903	-8%	-2%	12.0%	+0.9pts

Electrification Products

Order declines in the US, China and Brazil were partially offset by good growth in Europe, where we are deriving the first benefits from the combination of low-voltage and medium-voltage sales channels. The medium voltage products business was affected by weaker industrial demand. Revenues were steady and operational EBITA margin was impacted by unfavorable mix. Actions to address capacity and geographic shift in demand were implemented in the quarter.

Discrete Automation and Motion

Total orders were lower in the quarter primarily due to a decline in large orders and weaker demand in sectors such as oil and gas, and minerals and mining. Strong order development for robotics solutions in Europe could not compensate for lower orders in key markets such as the US and China. Revenues were lower due to short-cycle business as well as the timing of the order backlog. Operational EBITA margin decreased compared with the same period last year as a result of lower volumes and capacity utilization. Initial results of implemented capacity adjustments and productivity measures started to positively drive division profitability, as Q1 margin was better than Q4 2015.

Process Automation

Total orders declined for the quarter on a comparable basis due to the substantial large order decline resulting from lower spending in process industries, primarily in oil and gas and related sectors. Revenues were lower as a steady performance in service revenues and the marine business only partially offset the decrease in discretionary spending in the oil and gas sector. Operational EBITA margin was lower in the quarter due to an unfavorable mix, which was partly offset by cost out and productivity measures.

Power Grids

The division booked $3.3 billion of orders during the quarter; third party base orders increased 9 percent (3 percent in US dollars). Solid large order intake in the quarter could not completely compensate the exceptionally large Nordlink HVDC order from Q1 2015. Revenues were slightly lower reflecting the timing of the order backlog. The operational EBITA margin of 8 percent was significantly higher than in the first quarter of 2015 as a result of ongoing ‘step change’ efforts, improvements in project margins and continued cost out measures. Steady project execution and focus on receivables collection also resulted in improved cash flow from operating activities.

More information

The Q1 2016 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 9:00 a.m. Central European Time (CET) (8:00 a.m. BST, 3:00 a.m. EDT). The event will be accessible by conference call. UK callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll free) or +1 631 570 56 13 (long distance tariff). Lines will be open 10-15 minutes before the start of the conference. A podcast of the media conference will be available for one week afterwards. The podcast will be accessible here.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (2:00 p.m. BST, 9:00 a.m. EDT). UK callers should dial +44 203 059 58 62. From Sweden, the number is +46 85 051 00 31, and from the rest of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41 66 (toll-free) or +1 631 570 56 13 (long distance tariff). Callers are requested to phone in 10 minutes before the start of the call. The call will also be accessible on the ABB website and a recorded session will be available as a podcast one hour after the end of the conference call and can be downloaded from our website.

Investor calendar 2016

Annual General Meeting (Zurich, Switzerland)	April 21, 2016
Second-quarter 2016 results	July 21, 2016
Capital Markets Day (Zurich, Switzerland)	October 4, 2016
Third-quarter 2016 results	October 27, 2016

ABB (www.abb.com) is a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in roughly 100 countries and employs about 135,000 people.

Important notice about forward-looking information

This press release includes forward-looking information and statements as well as other statements concerning the outlook for our business, including those in the Short-term outlook, Stage 2 of Next Level strategy and Outlook sections of this release. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans,” “aims,” “is likely” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, raw materials availability and prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

Zurich, April 20, 2016

Ulrich Spiesshofer, CEO

For more information please contact:

Media Relations Antonio Ligi, Sandra Wiesner Tel: +41 43 317 7111 media.relations@ch.abb.com	Investor Relations Tel. +41 43 317 71 11 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

Q1 2016 Financial Information

Financial Information 3 Key Figures 6 Interim Consolidated Financial Information (unaudited) 6 Interim Consolidated Income Statements 7 Interim Condensed Consolidated Statements of Comprehensive Income 8 Interim Consolidated Balance Sheets 9 Interim Consolidated Statements of Cash Flows 10 Interim Consolidated Statements of Changes in Stockholders’ Equity 11 Notes to the Interim Consolidated Financial Information 27 Supplemental Reconciliations and Definitions

3 Q1 2016  Financial Information Key Figures Change ($ in millions, unless otherwise indicated) Q1 2016 Q1 2015 US$ Comparable(1) Orders 9,253 10,404 -11% -7% Revenues 7,903 8,555 -8% -2% Operational EBITA(2) 943 949 -1% +2% as % of operational revenues(1) 12.0% 11.1% +0.9 pts Net income 500 564 -11% Basic earnings per share ($) 0.23 0.25 -9%(3) Operational earnings per share(1) ($) 0.28 0.28 +1%(3) +3%(3) Cash flow from operating activities 252 53 +199 (1) For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 27. (2) For a reconciliation of Operational EBITA to Income from continuing operations before taxes see Note 12 to the Interim Consolidated Financial Information (unaudited). (3) Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

($ in millions, unless otherwise indicated)		Q1 2016	Q1 2015	Change US$	Change Local	Change Comparable
Orders	ABB Group	9,253	10,404	-11%	-7%	-7%
	Electrification Products	2,327	2,555	-9%	-4%	-4%
	Discrete Automation and Motion	2,317	2,569	-10%	-6%	-6%
	Process Automation	1,784	2,272	-21%	-17%	-17%
	Power Grids	3,307	3,741	-12%	-8%	-8%
	Corporate and Other (incl. inter-division eliminations)	(482)	(733)			
Third-party base orders	ABB Group	7,643	8,034	-5%	0%	0%
	Electrification Products	2,181	2,347	-7%	-2%	-2%
	Discrete Automation and Motion	2,021	2,204	-8%	-5%	-5%
	Process Automation	1,404	1,508	-7%	-2%	-2%
	Power Grids	2,024	1,957	3%	9%	9%
	Corporate and Other	13	18			
Order backlog (end March)	ABB Group	25,978	25,491	2%	2%	4%
	Electrification Products	3,168	3,027	5%	7%	7%
	Discrete Automation and Motion	4,619	4,596	1%	1%	1%
	Process Automation	6,392	6,643	-4%	-4%	-4%
	Power Grids	13,787	13,076	5%	6%	10%
	Corporate and Other (incl. inter-division eliminations)	(1,988)	(1,851)			
Revenues	ABB Group	7,903	8,555	-8%	-3%	-2%
	Electrification Products	2,125	2,229	-5%	0%	0%
	Discrete Automation and Motion	2,079	2,271	-8%	-5%	-5%
	Process Automation	1,621	1,764	-8%	-3%	-3%
	Power Grids	2,518	2,772	-9%	-5%	-2%
	Corporate and Other (incl. inter-division eliminations)	(440)	(481)			
Operational EBITA	ABB Group	943	949	-1%	2%	2%
	Electrification Products	318	340	-6%	-3%	-3%
	Discrete Automation and Motion	274	318	-14%	-12%	-12%
	Process Automation	196	216	-9%	-5%	-5%
	Power Grids	199	164	21%	24%	22%
	Corporate and Other (incl. inter-division eliminations)	(44)	(89)			
Operational EBITA %	ABB Group	12.0%	11.1%			
	Electrification Products	15.0%	15.2%			
	Discrete Automation and Motion	13.2%	14.2%			
	Process Automation	12.0%	12.3%			
	Power Grids	8.0%	5.9%			
Income from operations	ABB Group	784	859			
	Electrification Products	288	310			
	Discrete Automation and Motion	240	300			
	Process Automation	170	205			
	Power Grids	181	128			
	Corporate and Other (incl. inter-division eliminations)	(95)	(84)			
Income from operations %	ABB Group	9.9%	10.0%			
	Electrification Products	13.6%	13.9%			
	Discrete Automation and Motion	11.5%	13.2%			
	Process Automation	10.5%	11.6%			
	Power Grids	7.2%	4.6%			
Cash flow from operating activities	ABB Group	252	53			
	Electrification Products	33	56			
	Discrete Automation and Motion	114	182			
	Process Automation	48	21			
	Power Grids	83	(122)			
	Corporate and Other	(26)	(84)			

4 Q1 2016 | Financial Information

Operational EBITA

($ in millions, unless otherwise indicated)	ABB		Electrification Products		Discrete Automation and Motion		Process Automation		Power Grids	
	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15
Revenues	7,903	8,555	2,125	2,229	2,079	2,271	1,621	1,764	2,518	2,772
FX/commodity timing differences in total revenues	(19)	(37)	(7)	6	(8)	(34)	18	(6)	(22)	(3)
Operational revenues	7,884	8,518	2,118	2,235	2,071	2,237	1,639	1,758	2,496	2,769
Income (loss) from operations	784	859	288	310	240	300	170	205	181	128
Acquisition-related amortization	71	83	24	25	31	32	3	3	9	17
Restructuring and restructuring-related expenses[1]	69	26	4	7	7	3	4	1	18	15
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	2	11	–	1	–	–	–	3	2	2
FX/commodity timing differences in income from operations	17	(30)	2	(3)	(4)	(17)	19	4	(11)	2
Operational EBITA	943	949	318	340	274	318	196	216	199	164
Operational EBITA margin (%)	12.0%	11.1%	15.0%	15.2%	13.2%	14.2%	12.0%	12.3%	8.0%	5.9%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

Depreciation and Amortization

($ in millions, unless otherwise indicated)	ABB		Electrification Products		Discrete Automation and Motion		Process Automation		Power Grids	
	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15	Q1 16	Q1 15
Depreciation	187	192	49	52	39	37	14	15	49	52
Amortization	93	103	26	28	35	37	4	5	16	23
including total acquisition-related amortization of	*71*	*83*	*24*	*25*	*31*	*32*	*3*	*3*	*9*	*17*

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		*Change*			Revenues		*Change*		
	Q1 16	Q1 15	*US$*	*Local*	*Com-parable*	Q1 16	Q1 15	*US$*	*Local*	*Com-parable*
Europe	3,546	3,962	-10%	-7%	-7%	2,617	2,804	-7%	-3%	0%
The Americas	2,255	2,739	-18%	-13%	-13%	2,297	2,652	-13%	-9%	-9%
Asia, Middle East and Africa	3,452	3,703	-7%	-2%	-2%	2,989	3,099	-4%	1%	1%
ABB Group	9,253	10,404	-11%	-7%	-7%	7,903	8,555	-8%	-3%	-2%

5 Q1 2016 | Financial Information

Interim Consolidated Financial Information ABB Ltd Interim Consolidated Income Statements (unaudited) Three months ended ($ in millions, except per share data in $) Mar. 31, 2016 Mar. 31, 2015 Sales of products 6,503 7,130 Sales of services 1,400 1,425 Total revenues 7,903 8,555 Cost of products (4,711) (5,194) Cost of services (834) (860) Total cost of sales (5,545) (6,054) Gross profit 2,358 2,501 Selling, general and administrative expenses (1,270) (1,309) Non-order related research and development expenses (305) (330) Other income (expense), net 1 (3) Income from operations 784 859 Interest and dividend income 18 19 Interest and other finance expense (72) (71) Income from continuing operations before taxes 730 807 Provision for taxes (201) (230) Income from continuing operations, net of tax 529 577 Income (loss) from discontinued operations, net of tax (1) 4 Net income 528 581 Net income attributable to noncontrolling interests (28) (17) Net income attributable to ABB 500 564 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 501 560 Net income 500 564 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.23 0.25 Net income 0.23 0.25 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.23 0.25 Net income 0.23 0.25 Weighted-average number of shares outstanding (in millions) used to compute: Basic earnings per share attributable to ABB shareholders 2,181 2,251 Diluted earnings per share attributable to ABB shareholders 2,184 2,256 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Condensed Consolidated Statements of Comprehensive Income (unaudited) Three months ended ($ in millions) Mar. 31, 2016 Mar. 31, 2015 Total comprehensive income (loss), net of tax 873 (84) Total comprehensive income attributable to noncontrolling interests, net of tax (33) (17) Total comprehensive income (loss) attributable to ABB shareholders, net of tax 840 (101) See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited) ($ in millions, except share data) Mar. 31, 2016 Dec. 31, 2015 Cash and equivalents 3,966 4,565 Marketable securities and short-term investments 2,095 1,633 Receivables, net 10,131 10,061 Inventories, net 5,104 4,757 Prepaid expenses 268 225 Deferred taxes 827 881 Other current assets 692 638 Total current assets 23,083 22,760 Property, plant and equipment, net 5,347 5,276 Goodwill 9,823 9,671 Other intangible assets, net 2,282 2,337 Prepaid pension and other employee benefits 67 68 Investments in equity-accounted companies 183 178 Deferred taxes 440 423 Other non-current assets 589 643 Total assets 41,814 41,356 Accounts payable, trade 4,323 4,342 Billings in excess of sales 1,331 1,375 Short-term debt and current maturities of long-term debt 1,566 1,454 Advances from customers 1,601 1,598 Deferred taxes 210 249 Provisions for warranties 1,121 1,089 Other provisions 1,866 1,920 Other current liabilities 3,752 3,817 Total current liabilities 15,770 15,844 Long-term debt 6,126 5,985 Pension and other employee benefits 1,954 1,924 Deferred taxes 1,002 965 Other non-current liabilities 1,595 1,650 Total liabilities 26,447 26,368 Commitments and contingencies Stockholders’ equity: Capital stock and additional paid-in capital (2,314,743,264 issued shares at March 31, 2016, and December 31, 2015) 1,454 1,444 Retained earnings 20,976 20,476 Accumulated other comprehensive loss (4,518) (4,858) Treasury stock, at cost (150,618,208 and 123,118,123 shares at March 31, 2016, and December 31, 2015, respectively) (3,074) (2,581) Total ABB stockholders’ equity 14,838 14,481 Noncontrolling interests 529 507 Total stockholders’ equity 15,367 14,988 Total liabilities and stockholders’ equity 41,814 41,356 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited) Three months ended ($ in millions) Mar. 31, 2016 Mar. 31, 2015 Operating activities: Net income 528 581 Adjustments to reconcile net income to Net cash provided by operating activities: Depreciation and amortization 280 295 Deferred taxes 15 31 Net loss (gain) from derivatives and foreign exchange 22 (4) Other 17 26 Changes in operating assets and liabilities: Trade receivables, net 73 (101) Inventories, net (165) (360) Trade payables (106) (21) Accrued liabilities (245) (185) Billings in excess of sales (66) 15 Provisions, net (114) (73) Advances from customers (44) (45) Income taxes payable and receivable 32 (51) Other assets and liabilities, net 25 (55) Net cash provided by operating activities 252 53 Investing activities: Purchases of marketable securities (available-for-sale) (399) (469) Purchases of short-term investments (425) (459) Purchases of property, plant and equipment and intangible assets (170) (176) Acquisition of businesses (net of cash acquired) and increases in cost- and equity-accounted companies (3) (36) Proceeds from sales of marketable securities (available-for-sale) 28 12 Proceeds from maturity of marketable securities (available-for-sale) 289 275 Proceeds from short-term investments 108 176 Net cash from settlement of foreign currency derivatives (35) 94 Other investing activities 9 10 Net cash used in investing activities (598) (573) Financing activities: Net changes in debt with original maturities of 90 days or less 83 164 Increase in debt 21 40 Repayment of debt (13) (14) Purchase of treasury stock (448) (401) Dividends paid to noncontrolling shareholders (10) (13) Other financing activities 9 7 Net cash used in financing activities (358) (217) Effects of exchange rate changes on cash and equivalents 105 (235) Net change in cash and equivalents – continuing operations (599) (972) Cash and equivalents, beginning of period 4,565 5,443 Cash and equivalents, end of period 3,966 4,471 Supplementary disclosure of cash flow information: Interest paid 52 53 Taxes paid 150 256 See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders' Equity (unaudited)

			Accumulated other comprehensive loss								
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders' equity	Noncontrolling interests	Total stockholders' equity
Balance at January 1, 2015	1,777	19,939	(2,102)	13	(2,131)	(21)	(4,241)	(1,206)	16,269	546	16,815
Comprehensive income:											
Net income		564							564	17	581
Foreign currency translation adjustments, net of tax of $(1)			(831)				(831)		(831)		(831)
Effect of change in fair value of available-for-sale securities, net of tax of $0				3			3		3		3
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $59					174		174		174		174
Change in derivatives qualifying as cash flow hedges, net of tax of $(3)						(11)	(11)		(11)		(11)
Total comprehensive income (loss)									(101)	17	(84)
Dividends paid to noncontrolling shareholders									–	(12)	(12)
Share-based payment arrangements	15								15		15
Purchase of treasury stock								(452)	(452)		(452)
Balance at March 31, 2015	1,792	20,503	(2,933)	16	(1,957)	(32)	(4,906)	(1,658)	15,731	551	16,282
Balance at January 1, 2016	1,444	20,476	(3,135)	7	(1,719)	(11)	(4,858)	(2,581)	14,481	507	14,988
Comprehensive income:											
Net income		500							500	28	528
Foreign currency translation adjustments, net of tax of $13			346				346		346	5	351
Effect of change in fair value of available-for-sale securities, net of tax of $0				6			6		6		6
Unrecognized income (expense) related to pensions and other postretirement plans, net of tax of $(9)					(17)		(17)		(17)		(17)
Change in derivatives qualifying as cash flow hedges, net of tax of $2						5	5		5		5
Total comprehensive income									840	33	873
Dividends paid to noncontrolling shareholders									–	(11)	(11)
Share-based payment arrangements	13								13		13
Purchase of treasury stock								(496)	(496)		(496)
Delivery of shares	(3)							3	–		–
Balance at March 31, 2016	1,454	20,976	(2,789)	13	(1,736)	(6)	(4,518)	(3,074)	14,838	529	15,367

See Notes to the Interim Consolidated Financial Information

10 Q1 2016 | Financial Information

Notes to the Interim Consolidated Financial Information (unaudited) Note 1 The Company and basis of presentation ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global technology company in power and automation that enables utility, industry, and transport & infrastructure customers to improve their performance while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy. The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2015. The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include: - assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects, - estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings, - assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets, - recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions), - growth rates, discount rates and other assumptions used in testing goodwill for impairment, - assumptions used in determining inventory obsolescence and net realizable value, - estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, - growth rates, discount rates and other assumptions used to determine impairment of long-lived assets, and - assessment of the allowance for doubtful accounts. The actual results and outcomes may differ from the Company’s estimates and assumptions. A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current. In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature. The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts have been reclassified to conform to the current period presentation. Adjustment related to prior periods In the three months ended March 31, 2016, the Company recorded a cumulative correction to eliminate certain intercompany self-insurance reserves. The correction resulted in a $50 million reduction in “Total cost of sales” in the Interim Consolidated Income Statements for the three months ended March 31, 2016, and is included in Corporate and Other Operational EBITA. The Company evaluated the impact of the correction on both a quantitative and qualitative basis under the guidance of ASC 250, Accounting Changes and Error Corrections, and determined that there were no material impacts on the trend of net income, cash flows or liquidity for previously issued annual financial statements. Additionally, the Company does not expect its consolidated financial statements for the current annual period to be materially impacted by the correction. Note 2 Recent accounting pronouncements Applicable for current periods Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent) As of January 1, 2016, the Company adopted an accounting standard update regarding fair value disclosures for certain investments. Under the update, the Company will no longer categorize within the fair value hierarchy any investments for which fair value is measured using the net asset value per share practical expedient. The amendments also removed the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the Company has elected to measure the fair value using that practical expedient. This update was applied retrospectively and did not have a significant impact on the consolidated financial statements. Simplifying the measurement of inventory As of January 1, 2016, the Company early-adopted an accounting standard update simplifying the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out and the retail inventory method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Applicable for future periods Revenue from contracts with customers In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Further updates were issued in March and April 2016 to clarify the guidance on identifying performance obligations and to enhance the implementation guidance on principle versus agent considerations and licensing. In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of these updates on its consolidated financial statements. Balance sheet classification of deferred taxes In November 2015, an accounting standard update was issued which removes the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requires all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the balance sheet. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is currently evaluating which transition method it will adopt and the impact of this update on its consolidated financial statements. Recognition and measurement of financial assets and financial liabilities In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. Amongst others, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements. Leases In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements. Simplifying the transition to the equity method of accounting In March 2016, an accounting standard update was issued which eliminates the retroactive adjustments to an investment upon it qualifying for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence by the investor. It requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted, and is applicable prospectively. The Company does not believe that this update will have a significant impact on its consolidated financial statements. Improvements to employee share-based payment accounting In March 2016, an accounting standard update was issued which changes the accounting for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as the classification in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2017, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Note 3
Cash and equivalents, marketable securities and short-term investments

Current assets

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	March 31, 2016					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,767			1,767	1,767	–
Time deposits	2,589			2,589	2,166	423
Other short-term investments	239			239	–	239
Debt securities available-for-sale:						
U.S. government obligations	120	3	–	123	–	123
European government obligations	42	–	–	42	–	42
Other government obligations	2	–	–	2	–	2
Corporate	375	3	(1)	377	33	344
Equity securities available-for-sale	911	11	–	922	–	922
Total	6,045	17	(1)	6,061	3,966	2,095

	December 31, 2015					
($ in millions)	Cost basis	Gross unrealized gains	Gross unrealized losses	Fair value	Cash and equivalents	Marketable securities and short-term investments
Cash	1,837			1,837	1,837	–
Time deposits	2,821			2,821	2,717	104
Other short-term investments	231			231	–	231
Debt securities available-for-sale:						
U.S. government obligations	120	2	(1)	121	–	121
Other government obligations	2	–	–	2	–	2
Corporate	519	1	(1)	519	11	508
Equity securities available-for-sale	658	9	–	667	–	667
Total	6,188	12	(2)	6,198	4,565	1,633

Included in Other short-term investments at March 31, 2016, and December 31, 2015, are receivables of $233 million and $224 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

Non-current assets

Included in "Other non-current assets" are certain held-to-maturity marketable securities. At March 31, 2016, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $101 million, $12 million and $113 million, respectively. At December 31, 2015, the amortized cost, gross unrecognized gain and fair value (based on quoted market prices) of these securities were $99 million, $11 million and $110 million, respectively. These securities are pledged as security for certain outstanding deposit liabilities and the funds received at the respective maturity dates of the securities will only be available to the Company for repayment of these obligations.

Note 4
Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company's operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company's policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company's policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company's manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company's policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate

13 Q1 2016 | Financial Information

agreements to manage interest rate risk arising from the Company's balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company's primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at		
($ in millions)	March 31, 2016	December 31, 2015	March 31, 2015
Foreign exchange contracts	17,724	16,467	17,871
Embedded foreign exchange derivatives	3,205	2,966	2,972
Interest rate contracts	4,013	4,302	4,057

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company's requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at		
		March 31, 2016	December 31, 2015	March 31, 2015
Copper swaps	metric tonnes	49,500	48,903	53,237
Aluminum swaps	metric tonnes	6,042	5,455	5,225
Nickel swaps	metric tonnes	12	18	–
Lead swaps	metric tonnes	11,750	14,625	14,325
Zinc swaps	metric tonnes	250	225	125
Silver swaps	ounces	1,889,230	1,727,255	1,707,460
Crude oil swaps	barrels	127,000	133,500	150,700

Equity derivatives

At March 31, 2016, December 31, 2015, and March 31, 2015, the Company held 53 million, 55 million and 59 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $13 million, $13 million and $26 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in "Accumulated other comprehensive loss" and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At March 31, 2016, and December 31, 2015, "Accumulated other comprehensive loss" included net unrealized losses of $6 million and $11 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at March 31, 2016, net losses of $2 million are expected to be reclassified to earnings in the following 12 months. At March 31, 2016, the longest maturity of a derivative classified as a cash flow hedge was 48 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the three months ended March 31, 2016 and 2015.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on "Accumulated other comprehensive loss" (OCI) and the Consolidated Income Statements were as follows:

($ in millions)	Gains (losses) recognized in OCI on derivatives (effective portion)			Gains (losses) reclassified from OCI into income (effective portion)	
Three months ended March 31,	2016	2015		2016	2015
Type of derivative:			Location:		
Foreign exchange contracts	4	(22)	Total revenues	(3)	(13)
			Total cost of sales	4	5
Commodity contracts	1	(2)	Total cost of sales	(2)	(3)
Cash-settled call options	–	(4)	SG&A expenses(1)	(1)	(3)
Total	5	(28)		(2)	(14)

(1) SG&A expenses represent "Selling, general and administrative expenses".

14 Q1 2016 | Financial Information

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the three months ended March 31, 2016 and 2015, respectively. Net derivative losses of $1 million and $11 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings during the three months ended March 31, 2016 and 2015, respectively. Fair value hedges To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the three months ended March 31, 2016 and 2015, was not significant. The effect of Interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows: Three months ended March 31, ($ in millions) 2016 2015 Gains (losses) recognized in Interest and other finance expense: - on derivatives designated as fair value hedges 37 31 - on hedged item (37) (31) Derivatives not designated in hedge relationships Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction. Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty. The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows: Type of derivative not Gains (losses) recognized in income designated as a hedge Three months ended March 31, ($ in millions) Location 2016 2015 Foreign exchange contracts Total revenues 133 (78) Total cost of sales (61) (66) SG&A expenses(1) (12) 12 Non-order related research and development – (1) Interest and other finance expense (47) 177 Embedded foreign exchange contracts Total revenues (52) 27 Total cost of sales 6 (17) SG&A expenses(1) 3 – Commodity contracts Total cost of sales 2 (1) Other Interest and other finance expense – (1) Total (28) 52 (1) SG&A expenses represent “Selling, general and administrative expenses”. The fair values of derivatives included in the Consolidated Balance Sheets were as follows: March 31, 2016 Derivative assets Derivative liabilities Current in Non-current in Current in Non-current in “Other current “Other non-current “Other current “Other non-current ($ in millions) assets” assets” liabilities” liabilities” Derivatives designated as hedging instruments: Foreign exchange contracts 17 3 14 4 Commodity contracts 1 – 1 – Interest rate contracts 4 127 – – Cash-settled call options 8 5 – – Total 30 135 15 4 Derivatives not designated as hedging instruments: Foreign exchange contracts 193 35 212 62 Commodity contracts 4 – 19 7 Cross-currency interest rate swaps – – – 1 Embedded foreign exchange derivatives 65 30 50 33 Total 262 65 281 103 Total fair value 292 200 296 107

($ in millions)	December 31, 2015			
	Derivative assets		Derivative liabilities	
	Current in "Other current assets"	Non-current in "Other non-current assets"	Current in "Other current liabilities"	Non-current in "Other non-current liabilities"
Derivatives designated as hedging instruments:				
Foreign exchange contracts	15	10	8	16
Commodity contracts	–	–	3	–
Interest rate contracts	6	86	–	–
Cash-settled call options	8	5	–	–
Total	29	101	11	16
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	172	32	237	81
Commodity contracts	2	–	29	9
Cross-currency interest rate swaps	–	–	–	1
Embedded foreign exchange derivatives	94	53	41	27
Total	268	85	307	118
Total fair value	297	186	318	134

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at March 31, 2016, and December 31, 2015, have been presented on a gross basis.

The Company's netting agreements and other similar arrangements allow net settlements under certain conditions. At March 31, 2016, and December 31, 2015, information related to these offsetting arrangements was as follows:

($ in millions)	March 31, 2016				
Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	397	(229)	–	–	168
Reverse repurchase agreements	233	–	–	(233)	–
Total	630	(229)	–	(233)	168

($ in millions)	March 31, 2016				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	320	(229)	(2)	–	89
Total	320	(229)	(2)	–	89

($ in millions)	December 31, 2015				
Type of agreement or similar arrangement	Gross amount of recognized assets	Derivative liabilities eligible for set-off in case of default	Cash collateral received	Non-cash collateral received	Net asset exposure
Derivatives	336	(215)	–	–	121
Reverse repurchase agreements	224	–	–	(224)	–
Total	560	(215)	–	(224)	121

($ in millions)	December 31, 2015				
Type of agreement or similar arrangement	Gross amount of recognized liabilities	Derivative liabilities eligible for set-off in case of default	Cash collateral pledged	Non-cash collateral pledged	Net liability exposure
Derivatives	384	(215)	(3)	–	166
Total	384	(215)	(3)	–	166

16 Q1 2016 | Financial Information

Note 5 Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non-financial assets at fair value on a non-recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash-settled call options and available-for-sale securities. Non-financial assets recorded at fair value on a non-recurring basis include long-lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non-financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company's assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include listed derivatives which are actively traded such as commodity futures, interest rate futures and certain actively-traded debt securities.

Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively-quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash-settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3: Valuation inputs are based on the Company's assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purpose of determining the fair value of cash-settled call options serving as hedges of the Company's management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	March 31, 2016			
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets				
Available-for-sale securities in "Cash and equivalents":				
Debt securities—Corporate	–	33	–	33
Available-for-sale securities in "Marketable securities and short-term investments":				
Equity securities	–	922	–	922
Debt securities—U.S. government obligations	123	–	–	123
Debt securities—European government obligations	42	–	–	42
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	344	–	344
Derivative assets—current in "Other current assets"	1	291	–	292
Derivative assets—non-current in "Other non-current assets"	–	200	–	200
Total	166	1,792	–	1,958
Liabilities				
Derivative liabilities—current in "Other current liabilities"	1	295	–	296
Derivative liabilities—non-current in "Other non-current liabilities"	–	107	–	107
Total	1	402	–	403

17 Q1 2016 | Financial Information

December 31, 2015 ($ in millions) Level 1 Level 2 Level 3 Total fair value Assets Available-for-sale securities in “Cash and equivalents”: Debt securities—Corporate – 11 – 11 Available-for-sale securities in “Marketable securities and short-term investments”: Equity securities – 667 – 667 Debt securities—U.S. government obligations 121 – – 121 Debt securities—Other government obligations – 2 – 2 Debt securities—Corporate – 508 – 508 Derivative assets—current in “Other current assets” 1 296 – 297 Derivative assets—non-current in “Other non-current assets” – 186 – 186 Total 122 1,670 – 1,792 Liabilities Derivative liabilities—current in “Other current liabilities” 3 315 – 318 Derivative liabilities—non-current in “Other non-current liabilities” – 134 – 134 Total 3 449 – 452 The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis: - Available-for-sale securities in “Cash and equivalents” and “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category. - Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used. Non-recurring fair value measures There were no significant non-recurring fair value measurements during the three months ended March 31, 2016 and 2015. Disclosure about financial instruments carried on a cost basis The fair values of financial instruments carried on a cost basis were as follows: March 31, 2016 ($ in millions) Carrying value Level 1 Level 2 Level 3 Total fair value Assets Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months): Cash 1,767 1,767 – – 1,767 Time deposits 2,166 – 2,166 – 2,166 Marketable securities and short-term investments (excluding available-for-sale securities): Time deposits 423 – 423 – 423 Receivables under reverse repurchase agreements 233 – 233 – 233 Other short-term investments 6 6 – – 6 Other non-current assets: Loans granted 30 – 31 – 31 Held-to-maturity securities 101 – 113 – 113 Restricted cash deposits 85 58 28 – 86 Liabilities Short-term debt and current maturities of long-term debt (excluding capital lease obligations) 1,546 631 915 – 1,546 Long-term debt (excluding capital lease obligations) 6,023 5,503 770 – 6,273 Non-current deposit liabilities in “Other non-current liabilities” 127 – 138 – 138

($ in millions)	Carrying value	December 31, 2015 Level 1	Level 2	Level 3	Total fair value
Assets					
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):					
Cash	1,837	1,837	–	–	1,837
Time deposits	2,717	–	2,717	–	2,717
Marketable securities and short-term investments (excluding available-for-sale securities):					
Time deposits	104	–	104	–	104
Receivables under reverse repurchase agreements	224	–	224	–	224
Other short-term investments	7	7	–	–	7
Other non-current assets:					
Loans granted	29	–	30	–	30
Held-to-maturity securities	99	–	110	–	110
Restricted cash deposits	176	55	138	–	193
Liabilities					
Short-term debt and current maturities of long-term debt (excluding capital lease obligations)	1,427	614	817	–	1,431
Long-term debt (excluding capital lease obligations)	5,899	5,307	751	–	6,058
Non-current deposit liabilities in "Other non-current liabilities"	215	–	244	–	244

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

- *Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities):* The carrying amounts approximate the fair values as the items are short-term in nature.
- *Other non-current assets:* Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), (ii) held-to-maturity securities (see Note 3) whose fair values are based on quoted market prices in inactive markets (Level 2 inputs), (iii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs) and restricted cash deposits pledged in respect of certain non-current deposit liabilities whose fair values are determined using a discounted cash flow methodology based on current market interest rates (Level 2 inputs).
- *Short-term debt and current maturities of long-term debt (excluding capital lease obligations):* Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.
- *Long-term debt (excluding capital lease obligations):* Fair values of outstanding bonds are determined using quoted market prices (Level 1 inputs), if available. For other bonds and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).
- *Non-current deposit liabilities in "Other non-current liabilities":* The fair values of non-current deposit liabilities are determined using a discounted cash flow methodology based on risk-adjusted interest rates (Level 2 inputs).

Note 6
Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission's leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company's involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment).

In Brazil, the Company's Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At March 31, 2016, and December 31, 2015, the Company had aggregate liabilities of $165 million and $160 million, respectively, included in "Other provisions" and "Other non-current liabilities", for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

19 Q1 2016 | Financial Information

Guarantees General The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s expected outcomes. Maximum potential payments ($ in millions) March 31, 2016 December 31, 2015 Performance guarantees 202 209 Financial guarantees 78 77 Indemnification guarantees 50 50 Total 330 336 The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at March 31, 2016, and December 31, 2015, were not significant. The Company is party to various guarantees providing financial or performance assurances to certain third-parties. These guarantees, which have various maturities up to 2020, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to six years. Commercial commitments In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At March 31, 2016 and December 31, 2015 the total outstanding performance bonds aggregated to $8.9 billion and $9.5 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the three months ended March 31, 2016 and 2015. Product and order-related contingencies The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts. The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows: ($ in millions) 2016 2015 Balance at January 1, 1,089 1,148 Claims paid in cash or in kind (61) (70) Net increase in provision for changes in estimates, warranties issued and warranties expired 61 45 Exchange rate differences 32 (60) Balance at March 31, 1,121 1,063 Note 7 Employee benefits The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements. Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following: Defined pension Other postretirement ($ in millions) benefits benefits Three months ended March 31, 2016 2015 2016 2015 Service cost 63 66 – – Interest cost 71 75 2 2 Expected return on plan assets (102) (113) – – Amortization of prior service cost (credit) 10 9 (3) (2) Amortization of net actuarial loss 22 28 – – Net periodic benefit cost 64 65 (1) –

Employer contributions were as follows: Defined pension Other postretirement ($ in millions) benefits benefits Three months ended March 31, 2016 2015 2016 2015 Total contributions to defined benefit pension and other postretirement benefit plans 52 49 3 4 The Company expects to make contributions totaling approximately $255 million and $15 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2016. Note 8 Stockholders’ equity In September 2014, the Company announced a share buyback program for the purchase of up to $4 billion of its own shares over a period ending no later than September 2016. The Company intends that approximately three quarters of the shares to be purchased will be held for cancellation (after approval from shareholders) and the remainder will be purchased to be available for delivery to employees under its employee share programs. Shares acquired for cancellation are acquired through a separate trading line on the SIX Swiss Exchange (on which only the Company can purchase shares), while shares acquired for delivery under employee share programs are acquired through the ordinary trading line. In the three months ended March 31, 2016, under the announced share buyback program, the Company purchased 24.630 million shares for cancellation and 3.040 million shares to support its employee share programs. These transactions resulted in an increase in Treasury stock of $496 million. In the three months ended March 31, 2015, under the announced share buyback program, the Company purchased 17.380 million shares for cancellation and 4.125 million shares to support its employee share programs. These transactions resulted in an increase in Treasury stock of $452 million. As of March 31, 2016, under this program, the Company has purchased a total of 110.855 million shares for cancellation and 22.840 million shares to support its employee share programs. Note 9 Earnings per share Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements. Basic earnings per share Three months ended March 31, ($ in millions, except per share data in $) 2016 2015 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 501 560 Income (loss) from discontinued operations, net of tax (1) 4 Net income 500 564 Weighted-average number of shares outstanding (in millions) 2,181 2,251 Basic earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.23 0.25 Income (loss) from discontinued operations, net of tax – – Net income 0.23 0.25 Diluted earnings per share Three months ended March 31, ($ in millions, except per share data in $) 2016 2015 Amounts attributable to ABB shareholders: Income from continuing operations, net of tax 501 560 Income (loss) from discontinued operations, net of tax (1) 4 Net income 500 564 Weighted-average number of shares outstanding (in millions) 2,181 2,251 Effect of dilutive securities: Call options and shares 3 5 Adjusted weighted-average number of shares outstanding (in millions) 2,184 2,256 Diluted earnings per share attributable to ABB shareholders: Income from continuing operations, net of tax 0.23 0.25 Income (loss) from discontinued operations, net of tax – – Net income 0.23 0.25

Note 10 Reclassifications out of accumulated other comprehensive loss

The following table shows changes in "Accumulated other comprehensive loss" (OCI) attributable to ABB, by component, net of tax:

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2015	(2,102)	13	(2,131)	(21)	(4,241)
Other comprehensive (loss) income before reclassifications	(831)	3	147	(22)	(703)
Amounts reclassified from OCI	–	–	27	11	38
Total other comprehensive (loss) income	(831)	3	174	(11)	(665)
Less:					
Amounts attributable to noncontrolling interests	–	–	–	–	–
Balance at March 31, 2015	(2,933)	16	(1,957)	(32)	(4,906)

($ in millions)	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gains (losses) of cash flow hedge derivatives	Total OCI
Balance at January 1, 2016	(3,135)	7	(1,719)	(11)	(4,858)
Other comprehensive (loss) income before reclassifications	351	6	(40)	4	321
Amounts reclassified from OCI	–	–	23	1	24
Total other comprehensive (loss) income	351	6	(17)	5	345
Less:					
Amounts attributable to noncontrolling interests	5	–	–	–	5
Balance at March 31, 2016	(2,789)	13	(1,736)	(6)	(4,518)

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan adjustments:

($ in millions)		Three months ended March 31,	
Details about OCI components	Location of (gains) losses reclassified from OCI	2016	2015
Pension and other postretirement plan adjustments:			
Amortization of prior service cost	Net periodic benefit cost[(1)]	7	7
Amortization of net actuarial loss	Net periodic benefit cost[(1)]	22	28
Total before tax		29	35
Tax	Provision for taxes	(6)	(8)
Amounts reclassified from OCI		23	27

(1) These components are included in the computation of net periodic benefit cost (see Note 7).

The amounts in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives were not significant for the three months ended March 31, 2016 and 2015.

22 Q1 2016 | Financial Information

Note 11
Restructuring and related expenses

White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Planned productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company will implement and execute various restructuring initiatives across all operating segments and regions.

The following table outlines the costs incurred in the three months ended March 31, 2016, the cumulative costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

($ in millions)	Costs incurred in the three months ended March 31, 2016	Cumulative costs incurred up to March 31, 2016	Total expected costs[1]
Electrification Products	1	74	175
Discrete Automation and Motion	–	45	169
Process Automation	–	96	148
Power Grids	(1)	69	177
Corporate and Other	(1)	85	183
Total	(1)	369	852

(1) Total expected costs have been recast to reflect the reorganization of the Company's operating segments as outlined in Note 12.

Of the total expected costs of $852 million the majority is related to employee severance costs.

The Company recorded the following expenses under this program:

($ in millions)	Three months ended March 31, 2016	Cumulative costs incurred up to March 31, 2016
Employee severance costs	(2)	362
Estimated contract settlement, loss order and other costs	1	6
Inventory and long-lived asset impairments	–	1
Total	(1)	369

Expenses associated with this program for the three months ended March 31, 2016 are recorded in "Total cost of sales".

Liabilities associated with the White Collar Productivity (WCP) program are primarily included in "Other provisions". The following tables show the activity during the three months ended March 31, 2016, by expense type.

($ in millions)	Employee severance costs	Contract settlement, loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	4	–	4
Cash payments	(32)	(1)	(33)
Change in estimates	(6)	1	(5)
Exchange rate differences	8	1	9
Liability at March 31, 2016	304	5	309

Other restructuring-related activities

In the three months ended March 31, 2016 and 2015, the Company executed various other minor restructuring-related activities and incurred expenses of $27 million and $26 million, respectively. These expenses mainly related to employee severance costs and were primarily recorded in "Total cost of sales".

23 Q1 2016 | Financial Information

Note 12 Operating segment data The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Discrete Automation and Motion, Process Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other. Effective January 1, 2016, the Company reorganized its operating segments with the aim of delivering more customer value in a better, more focused way from its combined power and automation offering. The new Electrification Products segment includes the business of the former Low Voltage Products segment and the Medium Voltage Products business from the former Power Products segment. The Process Automation segment has been expanded to include the Distributed Control Systems business from the former Power Systems segment, while the remaining businesses of the former Power Products and Power Systems segments were combined to form the new Power Grids segment. There were no significant changes to the Discrete Automation and Motion segment. In addition, commencing in 2016, the Company changed its method of allocating income taxes to its operating segments whereby tax assets are primarily accounted for in Corporate and Other. As a result, certain amounts relating to current and deferred tax assets previously reported within the total segment assets of each individual operating segment have been allocated to Corporate and Other. The segment information for the three months ended March 31, 2015 and at December 31, 2015, has been recast to reflect these organizational and allocation changes. A description of the types of products and services provided by each reportable segment is as follows: - Electrification Products: manufactures and sells products and services including low- and medium-voltage switchgear (air and gas insulated), breakers, switches, control products, DIN rail components, automation and distribution enclosures, wiring accessories and installation material for many kinds of applications. - Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities. - Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries. - Power Grids: supplies power and automation products, systems, and service and software solutions for power generation, transmission and distribution to utility, industry, transportation and infrastructure customers. These offerings address evolving grid developments which include the integration of renewables, network control, digital substations, microgrids and asset management. The segment also manufactures a wide range of power, distribution and traction transformers, an array of high-voltage products, including circuit breakers, switchgear, capacitors and power transmission systems. - Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, historical operating activities of certain divested businesses, and other minor business activities. The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding amortization expense on intangibles arising upon acquisitions (acquisition-related amortization), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities). The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the three months ended March 31, 2016 and 2015, as well as total assets at March 31, 2016, and December 31, 2015.

	Three months ended March 31, 2016			Three months ended March 31, 2015		
($ in millions)	Third-party revenues	Intersegment revenues	Total revenues	Third-party revenues	Intersegment revenues	Total revenues
Electrification Products	1,986	139	2,125	2,084	145	2,229
Discrete Automation and Motion	1,942	137	2,079	2,146	125	2,271
Process Automation	1,579	42	1,621	1,733	31	1,764
Power Grids	2,385	133	2,518	2,571	201	2,772
Corporate and Other	11	375	386	21	347	368
Intersegment elimination	–	(826)	(826)	–	(849)	(849)
Consolidated	7,903	–	7,903	8,555	–	8,555

	Three months ended March 31,	
($ in millions)	2016	2015
Operational EBITA:		
Electrification Products	318	340
Discrete Automation and Motion	274	318
Process Automation	196	216
Power Grids	199	164
Corporate and Other and Intersegment elimination	(44)	(89)
Consolidated Operational EBITA	943	949
Acquisition-related amortization	(71)	(83)
Restructuring and restructuring-related expenses[(1)]	(69)	(26)
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	(2)	(11)
Foreign exchange/commodity timing differences in income from operations:		
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	27	(16)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	4	(8)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(48)	54
Income from operations	784	859
Interest and dividend income	18	19
Interest and other finance expense	(72)	(71)
Income from continuing operations before taxes	730	807

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

	Total assets[(1)]	
($ in millions)	March 31, 2016	December 31, 2015
Electrification Products	9,877	9,474
Discrete Automation and Motion	8,962	9,223
Process Automation	4,650	4,662
Power Grids	9,478	9,422
Corporate and Other	8,847	8,575
Consolidated	41,814	41,356

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

25 Q1 2016 | Financial Information

[LOGO]

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB's management believes that the non-GAAP financial measures herein are useful in evaluating ABB's operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the three months ended March 31, 2016.

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a "comparable" basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods' reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates also adjust for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. Generally Accepted Accounting Principles have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q1 2016 compared to Q1 2015							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Electrification Products	-9%	5%	0%	-4%	-5%	5%	0%	0%
Discrete Automation and Motion	-10%	4%	0%	-6%	-8%	3%	0%	-5%
Process Automation	-21%	4%	0%	-17%	-8%	5%	0%	-3%
Power Grids	-12%	4%	0%	-8%	-9%	4%	3%	-2%
ABB Group	-11%	4%	0%	-7%	-8%	5%	1%	-2%

27 Q1 2016 | Financial Information

Regional comparable growth rate reconciliation

	Q1 2016 compared to Q1 2015							
	Order growth rate				Revenue growth rate			
Region	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Europe	-10%	3%	0%	-7%	-7%	4%	3%	0%
The Americas	-18%	5%	0%	-13%	-13%	4%	0%	-9%
Asia, Middle East and Africa	-7%	5%	0%	-2%	-4%	5%	0%	1%
ABB Group	-11%	4%	0%	-7%	-8%	5%	1%	-2%

Order backlog growth rate reconciliation

	March 31, 2016 compared to March 31, 2015			
Division	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Electrification Products	5%	2%	0%	7%
Discrete Automation and Motion	1%	0%	0%	1%
Process Automation	-4%	0%	0%	-4%
Power Grids	5%	1%	4%	10%
ABB Group	2%	0%	2%	4%

Operational EBITA growth rate reconciliation

	Q1 2016 compared to Q1 2015			
Division	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Electrification Products	-6%	3%	0%	-3%
Discrete Automation and Motion	-14%	2%	0%	-12%
Process Automation	-9%	4%	0%	-5%
Power Grids	21%	3%	-2%	22%
ABB Group	-1%	3%	0%	2%

Other growth rate reconciliations

	Q1 2016 compared to Q1 2015			
	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Large orders	-32%	2%	0%	-30%
Base orders	-5%	5%	0%	0%
Service orders	-1%	6%	0%	5%
Service revenues	-1%	5%	0%	4%

Division realignment:

Effective January 1, 2016, we have realigned our organizational structure to better address customer needs and deliver operational efficiency. Our new streamlined structure is comprised of four operating divisions: Power Grids, Electrification Products, Discrete Automation and Motion and Process Automation. In addition, the operations of certain previously divested businesses have been excluded from the results of the four divisions (but are included in the total ABB Group) for the periods prior to their respective divestment. Please see Note 12 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2015 compared with 2014 to reflect these organizational changes:

Divisional comparable growth rate reconciliation:

	Q1 2015 compared to Q1 2014							
	Order growth rate				Revenue growth rate			
Division	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable	US$ (as reported)	Foreign exchange impact	Portfolio changes	Comparable
Electrification Products	-9%	9%	0%	0%	-10%	10%	0%	0%
Discrete Automation and Motion	-9%	8%	0%	-1%	-5%	9%	0%	4%
Process Automation	6%	17%	0%	23%	-16%	11%	0%	-5%
Power Grids	28%	22%	-1%	49%	-4%	10%	-2%	4%
ABB Group	0%	13%	3%	16%	-10%	10%	2%	2%

28 Q1 2016 | Financial Information

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding acquisition-related amortization (as defined below), restructuring and restructuring-related expenses, gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items, as well as foreign exchange/commodity timing differences in income from operations consisting of: (i) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets).

Reconciliation

	Three months ended March 31, 2016					
($ in millions, unless otherwise indicated)	Electrification Products	Discrete Automation and Motion	Process Automation	Power Grids	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,125	2,079	1,621	2,518	(440)	7,903
Foreign exchange/commodity timing differences in total revenues:						
Unrealized gains and losses on derivatives	(18)	(17)	(7)	(49)	–	(91)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	–	1	5	(5)	–	1
Unrealized foreign exchange movements on receivables (and related assets)	11	8	20	32	–	71
Operational revenues	2,118	2,071	1,639	2,496	(440)	7,884
Income (loss) from operations	288	240	170	181	(95)	784
Acquisition-related amortization	24	31	3	9	4	71
Restructuring and restructuring-related expenses[1]	4	7	4	18	36	69
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	–	–	–	2	–	2
Foreign exchange/commodity timing differences in income from operations:						
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	–	(7)	3	(34)	11	(27)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	–	–	–	(4)	–	(4)
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	2	3	16	27	–	48
Operational EBITA	318	274	196	199	(44)	943
Operational EBITA margin (%)	15.0%	13.2%	12.0%	8.0%	n.a.	12.0%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

29 Q1 2016 | Financial Information

	Three months ended March 31, 2015					
($ in millions, unless otherwise indicated)	Electrification Products	Discrete Automation and Motion	Process Automation	Power Grids	Corporate and Other and Intersegment elimination	Consolidated
Total revenues	2,229	2,271	1,764	2,772	(481)	8,555
Foreign exchange/commodity timing differences in total revenues:						
Unrealized gains and losses on derivatives	8	(13)	(8)	(5)	–	(18)
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	(29)	20	23	–	15
Unrealized foreign exchange movements on receivables (and related assets)	(3)	8	(18)	(21)	–	(34)
Operational revenues	2,235	2,237	1,758	2,769	(481)	8,518
Income (loss) from operations	310	300	205	128	(84)	859
Acquisition-related amortization	25	32	3	17	6	83
Restructuring and restructuring-related expenses[1]	7	3	1	15	–	26
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items	1	–	3	2	5	11
Foreign exchange/commodity timing differences in income from operations:						
Unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives)	11	7	7	7	(16)	16
Realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized	1	(29)	15	21	–	8
Unrealized foreign exchange movements on receivables/payables (and related assets/liabilities)	(15)	5	(18)	(26)	–	(54)
Operational EBITA	340	318	216	164	(89)	949
Operational EBITA margin (%)	15.2%	14.2%	12.3%	5.9%	n.a.	11.1%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

30 Q1 2016 | Financial Information

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the net-of-tax impact of:

(i) restructuring and restructuring-related expenses,
(ii) gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items,
(iii) foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and
(iv) acquisition-related amortization.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses), as well as certain other amounts included solely in provision for taxes, are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB's 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Three months ended March 31,			
($ in millions, except per share data in $)	2016		2015	
		EPS[1]		EPS[1]
Net income (attributable to ABB)	500	0.23	564	0.25
Restructuring and restructuring-related expenses[2, 3]	51	0.02	19	0.01
Gains and losses from sale of businesses, acquisition-related expenses and certain non-operational items[4]	2	–	8	–
FX/commodity timing differences in income from operations[2]	11	0.01	(21)	(0.01)
Acquisition-related amortization[2]	51	0.02	59	0.03
Operational net income / Operational EPS	615	0.28	629	0.28
Constant currency Operational EPS adjustment		0.04		0.03
Operational EPS (constant currency basis - 2014 exchange rates)		0.32		0.31

Operational EPS growth rate (constant currency basis)[5]		3%

(1) EPS amounts are computed individually, therefore the sum of the per share amounts shown may not equal to the total.
(2) Net of tax at the Adjusted Group effective tax rate.
(3) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.
(4) Net of tax at the Adjusted Group effective tax rate, except for gains and losses from sale of businesses and certain other non-operational items, which are net of the actual related provision for taxes.
(5) Operational EPS growth rate is Q1 2016 compared to Q1 2015 and is computed using unrounded amounts.

31 Q1 2016 | Financial Information

Net debt Definition Net debt Net debt is defined as Total debt less Cash and marketable securities. Total debt Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt. Cash and marketable securities Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments. Reconciliation ($ in millions) March 31, 2016 December 31, 2015 Short-term debt and current maturities of long-term debt 1,566 1,454 Long-term debt 6,126 5,985 Total debt 7,692 7,439 Cash and equivalents 3,966 4,565 Marketable securities and short-term investments 2,095 1,633 Cash and marketable securities 6,061 6,198 Net debt 1,631 1,241 Net working capital as a percentage of revenues Definition Net working capital as a percentage of revenues Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months. Net working capital Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale. Adjusted revenues for the trailing twelve months Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period. Reconciliation ($ in millions, unless otherwise indicated) March 31, 2016 March 31, 2015 Net working capital: Receivables, net(1) 10,131 10,599 Inventories, net 5,104 5,346 Prepaid expenses 268 289 Accounts payable, trade (4,323) (4,473) Billings in excess of sales (1,331) (1,396) Advances from customers (1,601) (1,503) Other current liabilities(2) (2,949) (2,900) Net working capital 5,299 5,962 Total revenues for the three months ended: March 31, 2016 / 2015 7,903 8,555 December 31, 2015 / 2014 9,242 10,346 September 30, 2015 / 2014 8,519 9,823 June 30, 2015 / 2014 9,165 10,190 Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (372) Adjusted revenues for the trailing twelve months 34,829 38,542 Net working capital as a percentage of revenues (%) 15.2% 15.5% (1) At March 31, 2016 and 2015 Receivables, net, included $2,569 million and $2,885 million, respectively, of unbilled receivables. (2) Amounts exclude $803 million and $1,017 million at March 31, 2016 and 2015, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program.

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income
Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)
Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months
Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months
Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Reconciliation of the trailing twelve months to March 31, 2016

($ in millions, unless otherwise indicated)	Net cash provided by operating activities	Purchase of property, plant and equipment and intangible assets	Proceeds from sale of property, plant and equipment	Changes in financing receivables and other non-current receivables	Net income attributable to ABB
Q2 2015	598	(182)	18	11	588
Q3 2015	1,173	(189)	20	(5)	577
Q4 2015	1,994	(329)	24	3	204
Q1 2016	252	(170)	12	(3)	500
Total for the trailing twelve months to March 31, 2016	4,017	(870)	74	6	1,869

Free cash flow conversion to net income

($ in millions, unless otherwise indicated)	March 31, 2016	December 31, 2015
Net cash provided by operating activities	4,017	3,818
Adjusted for the effects of:		
Purchases of property, plant and equipment and intangible assets	(870)	(876)
Proceeds from sale of property, plant and equipment	74	68
Changes in financing receivables and other non-current receivables	6	9
Free cash flow	3,227	3,019
Net income attributable to ABB	1,869	1,933
Free cash flow conversion to net income	173%	156%

Finance net

Definition
Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Three months ended March 31,	
($ in millions)	2016	2015
Interest and dividend income	18	19
Interest and other finance expense	(72)	(71)
Finance net	(54)	(52)

Book-to-bill ratio

Definition
Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Three months ended March 31,	
($ in millions, unless otherwise indicated)	2016	2015
Orders received	9,253	10,404
Total revenues	7,903	8,555
Book-to-bill ratio	1.17	1.22

33 Q1 2016 | Financial Information

ABB Ltd Corporate Communications P.O. Box 8131 8050 Zurich Switzerland Tel: +41 (0)43 317 71 11 Fax: +41 (0)43 317 79 58 www.abb.com

January — March 2016 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Granted *	Purchased	Sold	Price
Pekka Tiitinen	4.2.2016	Shares		4,000		CHF	17.30
Ying Yeh	8.2.2016	Shares			200	CHF	17.67
Pekka Tiitinen	17.2.2016	Shares		660		CHF	17.54
Pekka Tiitinen	18.2.2016	Shares		340		CHF	17.96
Pekka Tiitinen	18.2.2016	Shares		2,000		CHF	17.85
Eric Elzvik	25.2.2016	Shares		5,012		CHF	17.40
Eric Elzvik	25.2.2016	Shares		14,988		CHF	17.39
Eric Elzvik	25.2.2016	Call Options			100,000	CHF	0.48

Key:

* Received instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 20, 2016	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance